EXHIBIT 11.1
DUKE-WEEKS REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands)

                                      DECEMBER 31,
                                         1999
                                    ---------------
CONSOLIDATED NET INCOME
  AVAILABLE FOR COMMON UNITS         $159,447
DIVIDENDS ON PREFERRED UNITS           46,808
EARNINGS FROM LAND AND DEPRECIATED
 PROPERTY SALES                       (10,013)
INTEREST EXPENSE                       86,757
                                      -------
   EARNINGS BEFORE FIXED CHARGES     $282,999
                                      =======
INTEREST EXPENSE                     $ 86,757
DIVIDENDS ON PREFERRED UNITS           46,808
INTEREST COSTS CAPITALIZED             26,017
                                      -------
   TOTAL FIXED CHARGES               $159,582
                                      =======
FIXED CHARGE RATIO                       1.77
                                         ====